Exhibit (a)(5)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 27, 2014 and the related Letter of Transmittal and any amendments or supplements thereto. Purchasers (as defined below) are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchasers become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchasers will make a good faith effort to comply with that state statute. If, after a good faith effort, Purchasers cannot comply with the state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchasers or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

Up to 6,442,013 of the Outstanding Shares of Common
Stock

of

Elizabeth Arden, Inc.

at

$17.00 Net Per Share

Pursuant to the Offer to Purchase Dated August 27, 2014

by

Nightingale Onshore Holdings L.P.

and

Nightingale Offshore Holdings L.P.

Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P., both Delaware limited partnerships (together, “Purchasers”) are offering to purchase up to 6,442,013 shares, constituting approximately 20% of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Elizabeth Arden, Inc., a Florida corporation (“Elizabeth Arden”) (including Shares underlying warrants held by the Purchasers) (the “Maximum Aggregate Amount”), at a purchase price of $17.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, september 25, 2014, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME AND, UNLESS PREVIOUSLY ACCEPTED FOR PAYMENT BY PURCHASERS PURSUANT TO THE OFFER, MAY ALSO BE WITHDRAWN ANYTIME AFTER OCTOBER 26, 2014.

The Information Agent for the Offer is Innisfree M&A Incorporated. The Dealer Manager for the Offer is Lazard Frères & Co. LLC.

For purposes of the Offer, Purchasers will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchasers give oral or written notice to American Stock Transfer & Trust Company, LLC (the “Depositary”) of Purchasers’ acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchasers and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchasers extend the Offer, are delayed in their acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchasers’ rights under the Offer, the Depositary may, nevertheless, on behalf of Purchasers, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights (as further described in Section 4 of the Offer to Purchase) and as otherwise required by Rule 14e-1(c) under Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer will expire at midnight, New York City time, at the end of September 25, 2014, unless Purchasers extend the Offer (such time, as it may be extended, the “Expiration Time”).

Purchasers reserve the right (in their sole discretion) to waive, in whole or in part, any condition to the Offer, to increase or decrease the Offer Price or to make any other changes in the terms and conditions of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement if required. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which Purchasers may choose to make any public announcement, Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. If Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition to the Offer, Purchasers will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of such information to shareholders.

During any such extension, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchasers pursuant to the Offer, may also be withdrawn at any time after October 26, 2014. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase.

No subsequent offering period will be provided.

Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If the certificates evidencing such Shares (the “Share Certificates”) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer (as set forth in Section 3 of the Offer to Purchase), any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchasers, in their sole discretion, which determination will be final and binding upon the tendering party, subject to the right of any party to seek judicial review in accordance with applicable law.

If more than the Maximum Aggregate Amount of Shares are validly tendered prior to the Expiration Time, and not validly withdrawn, Purchasers will, upon the terms and subject to the conditions of the Offer, purchase up to the Maximum Aggregate Amount of Shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of Shares validly tendered by the Expiration Time and not validly withdrawn. If proration of tendered Shares is required, Purchasers will announce the final results of proration promptly after the expiration of the Offer. Holders of Shares may obtain preliminary results of proration from Innisfree M&A Incorporated at its telephone number set forth below (or on the back cover of the Offer to Purchase). All Shares not accepted for payment will be returned to the shareholder or, in the case of tendered Shares delivered by book-entry transfer, credited to the account at the Book-Entry Transfer Facility from which the transfer had previously been made, promptly after the expiration or termination of the Offer, in each case, in accordance with the procedure described in Section 3 of the Offer to Purchase.

The Purchasers do not have a present intent to acquire or influence control over the business of Elizabeth Arden other than to the extent contemplated by the Shareholders Agreement (as defined in the Offer to Purchase) and other than as inherent in having the right to designate up to two directors to the board of directors (as further described in Sections 11 and 12 of the Offer to Purchase). The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

In general, the sale of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. Federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All shareholders should consult with their own tax advisors regarding the particular tax consequences to them of selling Shares pursuant to the Offer (including the application and effect of U.S. Federal income tax laws, as well as any state, local or foreign income, and any estate, gift and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and the related Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Purchasers will not pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent, the dealer manager for the Offer and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

501 Madison Avenue, 20th floor	Lazard Frères & Co. LLC
New York, New York 10022	30 Rockefeller Plaza
Shareholders may call toll free: (888) 750-5834	New York, New York 10020
Banks and Brokers may call collect: (212) 750-5833	United States
Call: (212) 632-1979
Call Toll Free: (877) 364-0850
August 27, 2014